UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007. Commission File Number: 0-17729

FEC RESOURCES INC.

46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

SUBMITTED HEREWITH

Exhibits

1	News Release Announcing Encouraging Update on Lascogon Project and Release of Year End Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2007 FEC Resources Inc.

By:___/s/_Riaz Sumar____ Name: Riaz Sumar Title: Director

FEC RESOURCES ANNOUNCES ENCOURAGING UPDATE ON LASCOGON PROJECT AND
                             RELEASE OF YEAR END FINANCIAL STATEMENTS

FEC Resources announces that the latest results on MPSA 148 in the Philippines, have confirmed the presence of gold in both the Lascogon and Danao prospects. Trenching and subsequent assays on the Lascogan portion of the property confirm findings of between 0.1g/t to
10 g/t, to as high as 33.2g/t.

Lascogon and Danao

During the month of June trenching in select locations continued to determine the extent of gold mineralization in both Lascogon and Danao with some very encouraging results.

Trenches 1, 4B, 5A,and 5B were actively advanced during the month and excavation to an extension of Trench 4, dubbed the Southern Extension (SE), started in the middle of June. This segment aims to intersect the areas that small-scale miners are currently working, in order to study the patchy occurrence of jasperoid boulders and gold-bearing soil horizon in Danao.

It has already been ascertained that the samples from Trenches 2B, 2C, 3B and 4A have negligible Au content.

Assay results from Trench 1 show Au enrichment in at least 3 segments in the upper portion of the soil profile. Values range from 0.1 to 0.8 ppm Au. Deepening of the trench down to 4 meters exposed a 5-meter wide oxidized vertical zone that serves as the boundary between the siltstone and the jasperoid-bearing horizon.

Assay results from Trench 5B. indicate strong Au mineralization. Channel samples taken 1 meter from the surface show high Au content ranging from 0.1 -10 ppm, to as much as 33.2 ppm Au.
In addition the assay results clearly confirm the presence of Au not only in the jasperoid, but also in the soil horizon which would allow for open pit mining in the event a commercial discovery is determined. These results are only from the top 2 meters of the soil profile and more Au mineralization could be expected in deeper levels.

Nabago Prospect

The Nabago team has completed detailed geologic mapping and soil sampling of the entire prospect, whilst trenching and test pitting are still in progress. Once the remaining assay results are available, a soil geochemical anomaly map will be prepared which will aid in the selection of drill hole locations. Pre-drilling preparations are already underway.as known soil assay results have shown several samples with significant Au contents ranging from 0.1 to 0.6 ppm.

In addition selected rock chip samples are also deemed indicative of Au mineralization, with a variable range from 0.1 ppm to as much as 5.85 ppm Au. The 5.85 g/ton Au sample was described as a gouge material with grayish-cream color and disseminated pyrite within the andesite porphyry domain. The outcrop is approximately 500 aerial meters north of the epithermal vein system where high-grade small-scale mining is concentrated.

Work Program

Over the next two months trenching activities will continue with the completion of Trenches 1,
4SE and 5B thus achieving the primary objectives of the trenching program, which is to characterize the vertical and lateral distribution of Au and jasperoid materials in the soil horizon.

Year End Financials

FEC has now released its audited year end financials. The Management Discussion and
Analysis along with the financial statements are available at www.sedar.com

A restatement of a prior period was necessary as the Company recorded its disposition of FEI at the fair value of the FEP shares it received instead of the carrying value of its interest in FEI given
up. As a consequence of recording the initial investment in FEP shares at their fair value, the
Company recorded a gain on disposition of its FEI investment of $20,062,833 whereas using the carrying value of its interest, no gain has been reported.

The effect of the correction of the financial statements as at December 31, 2005 and for the year then ended is summarized as follows:

	As Reported	Adjustment	As Restated

Gain (loss) on disposition of	$ 24,758,061	$ (20,062,833)	$ 4,695,228
investments
Gain on dilution of investment in	754,827	9,721,959	10,476,786
FEP

Retained earnings (deficit)	6,430,792	(10,340,874)	(3,910,082)

Investment in FEP	21,867,173	(10,340,874)	11,526,299

Net income per common share:
Basic	$ 0.12	$ (0.06)	$ 0.06
Fully diluted	$ 0.10	$ (0.05)	$ 0.05

FEC Resources Inc, holds a diverse portfolio of Oil, Gas, Coal, Gold and Iron Ore assets located in the Philippines through its shareholdings in Forum Energy Plc, Lascogon Mining Corporation
and Metalore Mining Corporation. For further information email info@fecresources.com

On behalf of the Board of, FEC Resources Inc. “Larry W. Youell” Larry W. Youell President and CEO

This release contains "forward looking statements". Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations

For more information please contact Larry Youell at (403) 290-1676 e-mail info@FECResources.com or visit the FEC Resources website at www.FECResources.com